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                                                                    EXHIBIT 99.1

                                                                       Amendment
                                                           [English Translation]
                                                                February 2, 2005


                     COMPLETION OF OVERSEAS OF BOND ISSUANCE

1. Issuance No. and type of bonds issued : 25th issuance and Senior Unsecured Notes

2.   Total face value of the bonds issued : USD 500,000,000

3.   The amount paid :

     a.   Value in a foreign currency unit : USD 500,000,000
          (KRW 513,900,000,000)

     b.   Exchange rate : KRW 1,027.80 per USD

4.   Bond issuance process

     a.   BOD resolution date : January 12, 2005

     b.   Date of entering into the contract : January 25, 2005

     c.   Subscription date : January 25, 2005

     d.   Payment date : February 1, 2005

5.   Others

     a. The above-mentioned amount paid is based on the final FX rate quoted on February 1, 2005.

O    Date of relevant disclosure : January 26, 2005